Exhibit 99.1

GigaCloud Technology Inc Announces Fourth Quarter 2022 Financial Results

Hong Kong, March 17, 2023 (GLOBE NEWSWIRE) — GigaCloud Technology Inc (Nasdaq: GCT) (“GigaCloud” or the “Company”), a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise, today announced its unaudited financial results for the quarter and the fiscal year ended December 31, 2022.

Fourth Quarter 2022 and Full Year 2022 Financial Highlights

•

Total revenues were $125.6 million in the fourth quarter of 2022, an increase of 20.5% from $104.2 million in the fourth quarter of 2021. Total revenues were $490.1 million for the full year of 2022, an increase of 18.3% from $414.2 million for the full year of 2021.

•

Cash was $143.5 million and restricted cash was $1.5 million as of December 31, 2022, sufficient to meet the Company’s current and anticipated needs for general corporate purposes for at least the next 12 months. Cash was $63.2 million and restricted cash was $0.7 million as of December 31, 2021.

•

Net income was $12.5 million in the fourth quarter of 2022, an increase of 34.2% from $9.3 million in the fourth quarter of 2021. Net income was $24.0 million for the full year of 2022, a decrease of 18.1% from $29.3 million for the full year of 2021.

•

Adjusted EBITDA[1] was $15.2 million in the fourth quarter of 2022, an increase of 34.9% from $11.3 million in the fourth quarter of 2021. Adjusted EBITDA was $41.8 million for the full year of 2022, a decrease of 12.7% from $48.0 million for the full year of 2021.

Operational Highlights

•	GigaCloud Marketplace GMV[2] was $518.2 million in the 12 months ended December 31, 2022, an increase of 25.1% from $414.2 million in the 12 months ended December 31, 2021.

•	Active 3P sellers[3] were 560 in the 12 months ended December 31, 2022, an increase of 46.6% from 382 in the 12 months ended December 31, 2021.

[1]

Adjusted EBITDA is a non-GAAP financial measure. For more information on the non-GAAP financial measure, please see the section of “Non-GAAP Financial Measure” and the table captioned “Unaudited Reconciliation of Adjusted EBITDA” set forth at the end of this press release.

[2]

GigaCloud Marketplace GMV means the total gross merchandise value of transactions ordered through our GigaCloud Marketplace including GigaCloud 3P and GigaCloud 1P, before any deductions of value added tax, goods and services tax, shipping charges paid by buyers to sellers and any refunds.

[3]	Active 3P sellers means sellers who have sold a product in GigaCloud Marketplace within the last 12-month period, irrespective of cancellations or returns.

•	Active buyers[4] were 4,156 in the 12 months ended December 31, 2022, an increase of 16.5% from 3,566 in the 12 months ended December 31, 2021.

•	Spend per active buyer[5] was $124,692 in the 12 months ended December 31, 2022, an increase of 7.4% from $116,150 in the 12 months ended December 31, 2021.

•

3P seller GigaCloud Marketplace GMV[6] was $257.7 million in the 12 months ended December 31, 2022, an increase of 64.3% from $156.9 million in the 12 months ended December 31, 2021. 3P seller GigaCloud Marketplace GMV represented 49.7% of total GigaCloud Marketplace GMV in the 12 months ended December 31, 2022.

Mr. Larry Lei Wu, Founder, Chairman of the Board of Director and Chief Executive Officer of GigaCloud, commented, “We ended the fourth quarter with accelerated growth across both operational and financial metrics. During the fourth quarter of 2022, our GigaCloud 3P Seller GMV exceeded GigaCloud 1P GMV as a percentage of total GigaCloud Marketplace GMV for the first time since the launch of our Marketplace, further demonstrating that our Marketplace has become a 3P seller dominated platform reaching scale and market recognition. We continued to improve our users’ experience on our Marketplace, optimize operating efficiency and deliver margin expansion. We are entering 2023 with great momentum growing in our business and confident in our ability to continue to bring value to users worldwide.”

Mr. David Lau, Chief Financial Officer of GigaCloud, added, “We delivered another strong quarter of sustained growth. Net income and Adjusted EBITDA reached $12.5 million and $15.2 million in the fourth quarter of 2022, respectively, which was the highest during the full year of 2022. The increase in profitability reflected our constant efforts and success in brand building, service development, and cost optimization. We are continuing to explore opportunities to improve efficiency and create shareholders’ value. We believe our strong operational and technological capabilities will help us to further expand our user base and position us well to capture massive opportunities we see in the global market.”

Fourth Quarter 2022 Financial Results

Revenues

Total revenues were $125.6 million in the fourth quarter of 2022, increased by 20.5% from $104.2 million in the fourth quarter of 2021. The increase was primarily due to an increase in service revenue from GigaCloud 3P and product revenue from both GigaCloud 1P and off-platform ecommerce.

[4]	Active buyers means buyers who have purchased a product in the GigaCloud Marketplace within the last 12-month period, irrespective of cancellations or returns.
[5]	Spend per active buyer is calculated by dividing the total GigaCloud Marketplace GMV within the last 12-month period by the number of active buyers as of such date.
[6]

3P seller GigaCloud Marketplace GMV means the total gross merchandise value of transactions sold through our GigaCloud Marketplace by 3P sellers, before any deductions of value added tax, goods and services tax, shipping charges paid by buyers to sellers and any refunds.

•

Service revenue from GigaCloud 3P was $36.1 million in the fourth quarter of 2022, increased by 35.7% from $26.6 million in the fourth quarter of 2021. The increase was primarily due to provision of third-party logistics services to certain existing and new customers.

•

Product revenue from GigaCloud 1P was $58.5 million in the fourth quarter of 2022, increased by 19.9% from $48.8 million in the fourth quarter of 2021. The increase was primarily due to an increase in number of active buyers and better selection of products catering to buyers’ preference.

•

Product revenue from off-platform ecommerce was $31.1 million in the fourth quarter of 2022, increased by 7.7% from $28.9 million in the fourth quarter of 2021. The increase was primarily due to increase in sales on certain third-party off-platform ecommerce as consumer demand from such third-party off-platform has improved during the fourth quarter of 2022.

Cost of Revenues

Cost of revenues was $98.9 million in the fourth quarter of 2022, increased by 16.9% from $84.6 million in the fourth quarter of 2021. The increase was primarily due to the overall increase in our revenue, as well as increases in product cost, delivery cost and warehouse cost.

Gross Profit and Gross Margin

Gross profit was $26.7 million in the fourth quarter of 2022, increased by 36.1% from $19.6 million in the fourth quarter of 2021. Gross margin was 21.2% in the fourth quarter of 2022, compared to 18.8% in the fourth quarter of 2021.

Operating Expenses

Total operating expenses were $11.6 million in the fourth quarter of 2022, increased by 40.0% from $8.3 million in the fourth quarter of 2021.

•

Selling and marketing expenses were $6.3 million in the fourth quarter of 2022, decreased by 1.7% from $6.4 million in the fourth quarter of 2021. The decrease was primarily due to a decrease in platform service fees we paid to certain third-party ecommerce websites, partially offset by an increase in staff cost related to selling and marketing personnel.

•

General and administrative expenses were $3.9 million in the fourth quarter of 2022, increased by 103.2% from $1.9 million in the fourth quarter of 2021. The increase was primarily due to an increase in professional service expenses relating to compliance as a U.S. public company and an increase in staff cost related to general and administrative personnel.

•

Research and development expenses were $1.4 million in the fourth quarter of 2022, the Company did not have research and development expenses in the fourth quarter of 2021. The increase was primarily due to system wide technological upgrades on GigaCloud Marketplace to support the Company’s growth.

Operating Income

Operating income was $15.1 million in the fourth quarter of 2022, increased by 33.2% from $11.3 million in the fourth quarter of 2021.

Income Tax Expenses

Income tax expenses were $2.4 million in the fourth quarter of 2022, increased by 40.8% from $1.7 million in the fourth quarter of 2021.

Net Income

Net income was $12.5 million in the fourth quarter of 2022, an increase of 34.2% from $9.3 million in the fourth quarter of 2021.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share was $0.31 in the fourth quarter of 2022, compared to $0.27 in the fourth quarter of 2021.

Adjusted EBITDA

Adjusted EBITDA7 was $15.2 million in the fourth quarter of 2022, increased by 34.9% from $11.3 million in the fourth quarter of 2021.

Full Year 2022 Financial Results

Revenues

Total revenues were $490.1 million for the full year of 2022, increased by 18.3% from $414.2 million for the full year of 2021. The increase was primarily due to an increase in service revenue from GigaCloud 3P and product revenue from GigaCloud 1P, and partially offset by a decrease in product revenue from off-platform ecommerce.

•

Service revenue from GigaCloud 3P was $140.6 million for the full year of 2022, increased by 43.0% from $98.3 million for the full year of 2021. The increase was primarily due to provision of third-party logistics services to certain existing and new customers and increase in sales generated from warehouse services.

•

Product revenue from GigaCloud 1P was $231.7 million for the full year of 2022, increased by 23.1% from $188.3 million for the full year of 2021. The increase was primarily due to an increase in the number of active buyers and better selection of products catering to buyers’ preference.

[7]

Adjusted EBITDA is a non-GAAP financial measure. For more information on the non-GAAP financial measure, please see the section of “Non-GAAP Financial Measure” and the table captioned “Unaudited Reconciliation of Adjusted EBITDA” set forth at the end of this press release.

•

Product revenue from off-platform ecommerce was $117.8 million for the full year of 2022, decreased by 7.7% from $127.6 million for the full year of 2021. The decrease was primarily due to an overall decrease in sales on certain third-party off-platform ecommerce as consumer demand slowed down on such third-party off-platform ecommerce over the full year of 2022.

Cost of Revenues

Cost of revenues was $407.0 million for the full year of 2022, increased by 25.4% from $324.6 million for the full year of 2021. The increase was primarily due to the overall increase in our revenue, as well as an increases in product cost, delivery cost and warehouse cost.

Gross Profit and Gross Margin

Gross profit was $83.1 million for the full year of 2022, decreased by 7.2% from $89.6 million for the full year of 2021. Gross margin was 17.0% for the full year of 2022, compared to 21.6% for the full year of 2021.

Operating Expenses

Total operating expenses were $48.1 million for the full year of 2022, decreased by 4.3% from $50.2 million for the full year of 2021.

•

Selling and marketing expenses were $24.0 million for the full year of 2022, decreased by 6.6% from $25.7 million for the full year of 2021. The decrease was primarily due to a decrease in platform service fees we paid to certain third-party ecommerce websites, a decrease in staff cost related to selling and marketing personnel as well as a decrease in advertising and promotion expense on certain third-party ecommerce websites.

•

General and administrative expenses were $22.6 million for the full year of 2022, decreased by 7.7% from $24.5 million for the full year of 2021. The decrease was primarily due to overall decreases in professional service expense and share-based compensation expenses over the full year of 2022.

•

Research and development expenses were $1.4 million for the full year of 2022, the Company did not have research and development expenses for the full year of 2021. The increase was primarily due to system wide technological upgrades on GigaCloud Marketplace to support Company’s growth.

Operating Income

Operating income was $35.0 million for the full year of 2022, decreased by 11.0% from $39.4 million for the full year of 2021.

Income Tax Expenses

Income tax expenses were $7.2 million for the full year of 2022, decreased by 15.1% from $8.5 million for the full year of 2021.

Net Income

Net income was $24.0 million for the full year of 2022, decreased by 18.1% from $29.3 million for the full year of 2021.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share was $0.60 for the full year of 2022, compared to $0.88 for the full year of 2021.

Adjusted EBITDA

Adjusted EBITDA8 was $41.8 million for the full year of 2022, decreased by 12.7% from $48.0 million for the full year of 2021.

Balance Sheet

As of December 31, 2022, the Company had cash of $143.5 million and restricted cash of $1.5 million, compared to $63.2 million and $0.7 million as of December 31, 2021, respectively.

Cash Flow

Net cash provided by operating activities was $49.7 million in 2022, compared to $8.6 million in 2021, primarily attributable to net income of $24.0 million in 2022, adjusted primarily by share-based compensation and lease expense to reduce right-of-use assets, and further adjusted by changes in accrued expenses and other current liabilities, accounts receivables and accounts payable in 2022.

Net cash used in investing activities was $0.7 million in 2022, compared to $1.8 million in 2021, primarily consisted of cash paid for purchase of property and equipment.

Net cash provided by financing activities was $31.9 million in 2022, compared to net cash used in financing activities of $3.0 million in 2021, primarily consisted of proceeds from the initial public offering.

Business Outlook

The Company expects its total revenues to be between $123 million and $127 million in the first quarter of 2023. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Conference Call

The Company will host an earnings conference call to discuss its financial results at 8:30 am U.S. Eastern Time (8:30 pm Beijing/Hong Kong Time) on March 17, 2023.

[8]

Adjusted EBITDA is a non-GAAP financial measure. For more information on the non-GAAP financial measure, please see the section of “Non-GAAP Financial Measure” and the table captioned “Unaudited Reconciliation of Adjusted EBITDA” set forth at the end of this press release.

For participants who wish to join the call, please access the link provided below to complete the online registration process.

Registration Link: https://register.vevent.com/register/BId58d4c75831745a89edbfce241fee894

Upon registration, participants will receive the dial-in number and unique PIN, which can be used to join the conference call. If participants register and forget their PIN or lose their registration confirmation email, they may simply re-register and receive a new PIN. All participants are encouraged to dial in 15 minutes prior to the start time.

A live and archived webcast of the conference call will be accessible on the Company’s investor relations website at: https://investors.gigacloudtech.com/.

About GigaCloud Technology Inc

GigaCloud Technology Inc is a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise. The Company’s B2B ecommerce platform, which it refers to as the “GigaCloud Marketplace,” integrates everything from discovery, payments and logistics tools into one easy-to-use platform. The Company’s global marketplace seamlessly connects manufacturers, primarily in Asia, with resellers, primarily in the U.S., Asia and Europe, to execute cross-border transactions with confidence, speed and efficiency. The Company offers a truly comprehensive solution that transports products from the manufacturer’s warehouse to the end customer’s doorstep, all at one fixed price. The Company first launched its marketplace in January 2019 by focusing on the global furniture market and has since expanded into additional categories such as home appliances and fitness equipment. For more information, please visit the Company’s website: https://investors.gigacloudtech.com/.

Non-GAAP Financial Measures

The Company uses Adjusted EBITDA, which is net income excluding interest, income taxes and depreciation, further adjusted to exclude share-based compensation expense, a non-GAAP financial measure, to understand and evaluate its core operating performance. Non-GAAP financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of Adjusted EBITDA” set forth at the end of this press release.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

GigaCloud Technology Inc

Investor Relations

Email: investor.relations@gigacloudtech.com

Ascent Investor Relations LLC

Tina Xiao

Tel: +1-917-609-0333

Email: tina.xiao@ascent-ir.com

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2021	2022
	US$	US$
ASSETS
Current assets
Cash	63,198	143,531
Restricted cash	664	1,545
Accounts receivable, net	18,036	27,142
Inventories	81,441	78,338
Prepayments and other current assets	9,080	7,566

Total current assets	172,419	258,122

Non-current assets
Operating lease right-of-use assets	—	144,168
Property and equipment, net	11,075	13,053
Deferred tax assets	72	75
Other non-current assets	3,211	3,182

Total non-current assets	14,358	160,478

Total assets	186,777	418,600

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(In thousands)

	December 31,
	2021	2022
	US$	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term borrowings (including current portion of long-term borrowings of VIEs without recourse to the Company of nil both as of December 31, 2021 and 2022, respectively)	345	207
Accounts payable (including accounts payable of VIEs without recourse to the Company of US$1,433 and US$4,185 as of December 31, 2021 and 2022, respectively)	25,140	31,573
Contract liabilities (including contract liabilities of VIEs without recourse to the Company of US$394 and US$385 as of December 31, 2021 and 2022, respectively)	3,690	2,001
Current operating lease liabilities (including current operating lease liabilities of VIEs without recourse to the Company of nil and US$1,864 as of December 31, 2021 and December 31, 2022, respectively)	—	27,653
Income tax payable (including income tax payable of VIEs without recourse to the Company of US$78 and US$280 as of December 31, 2021 and 2022, respectively)	8,148	4,142
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIEs without recourse to the Company of US$341 and US$442 as of December 31, 2021 and 2022, respectively)	19,721	37,062

Total current liabilities	57,044	102,638

Non-current liabilities
Long-term borrowings (including long-term borrowings of VIEs without recourse to the Company of nil both as of December 31, 2021 and 2022, respectively)	237	—
Operating lease liabilities, non-current (including operating lease liabilities, non-current of VIEs without recourse to the Company of nil and US$3,322 as of December 31, 2021 and December 31, 2022, respectively)	—	116,564
Deferred tax liabilities	286	472
Capital lease obligations	2,345	867
Non-current income tax payable	1,033	2,894

Total non-current liabilities	3,901	120,797

Total liabilities	60,945	223,435

Commitments and contingencies	—	—

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(In thousands except for share data and per share data)

	December 31,
	2021	2022
	US$	US$
Mezzanine equity
Series E Preferred Shares (US$0.05 par value per share, 3,999,709 shares authorized, issued and outstanding as of December 31, 2021; Redemption value of US$26,652 as of December 31, 2021; Liquidation value of US$25,000 as of December 31, 2021)	26,652	—

Total mezzanine equity	26,652	—

Shareholders’ equity
Ordinary shares (US$0.05 par value per share, 38,572,025 shares authorized, 11,082,930 shares issued and outstanding as of December 31, 2021)	554	—
Treasury shares, at cost (nil and 4,624,039 shares held as of December 31, 2021 and December 31, 2022, respectively)	—	(231)
Subscription receivable from ordinary shares	(79)	(81)
Series A Preferred Shares (US$0.05 par value per share, 134,190 shares authorized, issued and outstanding as of December 31, 2021; Liquidation value of US$6,710 as of December 31, 2021)	7	—
Series B Preferred Shares (US$0.05 par value per share, 9,991,588 shares authorized, issued and outstanding as of December 31, 2021; Liquidation value of US$5,000 as of December 31, 2021)	500	—
Series C Preferred Shares (US$0.05 par value per share, 4,358,702 shares authorized, issued and outstanding as of December 31, 2021)	218	—
Series D Preferred Shares (US$0.05 par value per share, 2,943,786 shares authorized, issued and outstanding as of December 31, 2021; Liquidation value of US$8,053 as of December 31, 2021)	147	—
Class A ordinary shares (US$0.05 par value, 50,673,268 shares authorized, 31,357,814 shares issued and outstanding as of December 31, 2022)	—	1,568
Class B ordinary shares (US$0.05 par value, 9,326,732 shares authorized, issued and outstanding as of December 31, 2022)	—	466
Additional paid-in capital	37,439	109,049
Accumulated other comprehensive loss	(165)	804
Retained earnings	60,559	83,590

Total shareholders’ equity	99,180	195,165

Total liabilities, mezzanine equity and shareholders’ equity	186,777	418,600

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (LOSS)

(In thousands except for share data and per share data)

	Three months ended December 31,		Years ended December 31,
	2021	2022	2021	2022
	US$	US$	US$	US$
Revenues
Service revenues	26,584	36,069	98,332	140,628
Product revenues	77,623	89,535	315,865	349,443

Total revenues	104,207	125,604	414,197	490,071

Cost of revenues
Services	(28,048)	(29,927)	(84,723)	(120,102)
Product sales	(56,557)	(69,003)	(239,877)	(286,855)

Total cost of revenues	(84,605)	(98,930)	(324,600)	(406,957)

Gross profit	19,602	26,674	89,597	83,114
Operating expenses
Selling and marketing expenses	(6,362)	(6,256)	(25,728)	(24,038)
General and administrative expenses	(1,935)	(3,931)	(24,516)	(22,627)
Research and development expenses	—	(1,426)	—	(1,426)

Total operating expenses	(8,297)	(11,613)	(50,244)	(48,091)

Operating income	11,305	15,061	39,353	35,023
Interest expense	(148)	(129)	(309)	(568)
Interest income	119	254	537	472
Investment income, net	—	—	—	—
Foreign currency exchange gains (losses), net	(400)	(1,024)	(2,012)	(4,854)
Government Grant		1,085	—	1,085
Others, net	110	(396)	156	6

Income before income taxes	10,986	14,851	37,725	31,164
Income tax expense	(1,687)	(2,375)	(8,468)	(7,192)

Net income	9,299	12,476	29,257	23,972

Accretion of Redeemable Convertible Preferred Shares	(375)	—	(1,500)	(941)

Net income attributable to ordinary shareholders	8,924	12,476	27,757	23,031

Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	(127)	3,440	123	969

Total other comprehensive income (loss)	(127)	3,440	123	969

Comprehensive Income	9,172	15,916	29,380	24,941

Net income per ordinary share
—Basic and diluted	0.27	0.31	0.88	0.60
Weighted average number of ordinary shares outstanding used in computing net income per ordinary share
—Basic and diluated	11,082,930	40,692,080	10,248,079	24,412,314

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2021	2022
	US$	US$
Operating activities:
Net Income	29,257	23,972
Adjustments to reconcile net income to net cash provided by operating activities:
Allowance for doubtful accounts	87	86
Inventory write-down	1,285	318
Deferred tax	131	183
Share-based compensation	9,681	9,196
Depreciation	775	1,386
Unrealized foreign currency exchange losses	2,012	2,126
Interest expense of capital lease	198	—
Lease expense to reduce right-of-use assets	—	6,400
Others	—	4
Changes in operating assets and liabilities:
Accounts receivable	5,897	(9,161)
Inventories	(47,148)	2,785
Prepayments and other current assets	(1,717)	(1,384)
Accounts payable	6,309	6,619
Contract liabilities	266	(1,689)
Income tax payable	1,315	(1,530)
Accrued expenses and other current liabilities	208	14,356
Operating lease liabilities	—	(4,011)

Net cash provided by operating activities	8,556	49,656

Investing activities:
Cash paid for purchase of property and equipment	(1,825)	(709)

Net cash used in investing activities	(1,825)	(709)

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(In thousands)

	Years Ended December 31,
	2021	2022
	US$	US$
Financing activities:
Cash paid for capital lease obligations	(2,526)	(3,624)
Repayment of bank loans	(430)	(312)
Proceeds from prepaid consideration of restricted shares	—	1,578
Proceeds from initial public offering, net of IPO costs	—	34,245

Net cash provided by (used in) financing activities	(2,956)	31,887

Effect of foreign currency exchange rate changes on cash and restricted cash	(2,110)	380

Net increase in cash and restricted cash	1,665	81,214

Cash and restricted cash at the beginning of the year	62,197	63,862

Cash and restricted cash at the end of the year	63,862	145,076

Supplemental information
Interest expense paid	309	568
Income taxes paid	7,022	8,539
Non-cash investing and financing activities:
Purchase of property and equipment included in capital lease obligations	4,086	2,719

GigaCloud Technology Inc

UNAUDITED RECONCILIATION OF ADJUSTED EBITDA

(In thousands)

	Three months ended December 31,		Years ended December 31,
	2021	2022	2021	2022
	US$	US$	US$	US$
Net Income	9,299	12,476	29,257	23,972
Add: Income tax expense	1,687	2,375	8,468	7,192
Add: Interest expense	148	129	309	568
Less: Interest income	(119)	(254)	(537)	(472)
Add: Depreciation and amortization	244	349	775	1,386
Add: Share-based compensation expenses	—	110	9,681	9,196

Adjusted EBITDA	11,259	15,185	47,953	41,842